August 21, 2022

Dave Gessert, Esq

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Gold Trust

Registration Statement on Form S-3

Filed September 20, 2022

File No. 333- 267520

Please be advised that our Registration Statement on Form S-3 (File No. 333-267520) (the “Registration Statement”) filed with the Securities and Exchange Commission on September 20, 2022, inadvertently omitted the following required delaying amendment language on the cover page of the Registration Statement:

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Accordingly, the Company hereby amends the Registration Statement to include the above delaying amendment language on the cover page of the Registration Statement.

Please feel free to contact Steven Glusband of Carter Ledyard & Milburn LLP at 212-238-8605 if you have any questions regarding this request.

/s/ Joseph R. Cavatoni

Joseph R. Cavatoni

Principal Executive Officer and

Principal Financial and Accounting Officer